UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Notification of transaction by PDMR, dated 15 July 2019

15 July 2019

Micro Focus International plc ("Micro Focus" or the "Company")

Director / PDMR Shareholding

Notification of transaction by PDMR

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	KEVIN LOOSEMORE (PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES)
2	Reason for the notification
a)	Position/status	DIRECTOR
b)	Initial notification /Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES OF 10 PENCE EACH GB00BD8YM01
b)	Nature of the transaction	SALE OF ORDINARY SHARES OF 10 PENCE
c)	Price(s) and volume(s)	Transaction(s)	Price(s)	Volume(s)
		1.	1,860.554981 pence per ordinary share	214,658 ordinary shares
		2.	1,736.286955 pence per ordinary share	435,342 ordinary shares
d)	Aggregated information - Aggregated volume - Price	650,000 ordinary shares 1,777.32561 pence per ordinary share
e)	Date of the transaction	Transaction 1: 10 July 2019 Transaction 2: 11 July 2019
f)	Place of the transaction	London Stock Exchange XLON

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer
Ben Donnelly, IR Manager

Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass
Craig Breheny

Note to editors
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is one of the world's leading enterprise software companies, with over 40,000 customers globally who rely on us to modernise and protect their existing technology. Micro Focus helps organizations run and transform their business. Driven by customer-centric innovation, our software provides the critical tools they need to build, operate, secure, and analyse the enterprise. By design, these tools bridge the gap between existing and emerging technologies-enabling faster innovation, with less risk, in the race to digital transformation.

For more information, please go to https://investors.microfocus.com/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 15 July 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer